Exhibit 99.49

i-80 Gold Corp. Announces Additional Details on Financing Package

Intention to Seek Written Shareholder Consent for Certain Equity Issuances including to Orion and Equinox

All dollar figures are in US dollars unless otherwise noted

Reno, Nevada, October 8, 2021 - i-80 GOLD CORP. (TSX:IAU) (OTCQX:IAUCF) (“i-80”, or the “Company”) announces that in connection with the previously announced acquisitions by the Company of the Lone Tree and Buffalo Mountain gold deposits from Nevada Gold Mines LLC ("NGM") and the Ruby Hill mine from affiliates of Waterton Global Resource Management ("Waterton"), the Company will be seeking shareholder approval pursuant to the requirements of the Toronto Stock Exchange (the "TSX") of certain proposed issuances of securities and common shares of the Company ("Common Shares") to one or more investment funds managed by Orion Resource Partners (collectively, together with their respective affiliates, "Orion"), Equinox Gold Corp. ("Equinox") and certain other potential convertible debt investors, as further described in a news release dated September 7, 2021 and detailed below.

As previously announced, the Company has entered into a non-binding term sheet with Orion for up to $140 million of acquisition financing, with an additional $100 million potentially available via an accordion feature. The Company and Orion are in the process of finalizing definitive documentation in respect of the foregoing.

The Orion Financing is expected to include a mix of equity and convertible securities, warrants and secured instruments for up to $140 million, with an additional $100 million potentially available via an accordion feature. The securities to be issued will be priced based on the issue price of C$2.62 (the "Issue Price") in respect of the previously-announced equity private placement the Company expects to complete with NGM and others, including the issuance of: (i) up to 19,195,419 Common Shares (the "Orion Conversion Shares"), upon conversion of the principal of a $50 million unsecured convertible loan (the "Orion Convertible Loan") that is intended to be provided by Orion to the Company along with, if Orion elects to receive its accrued interest in the form of Common Shares, such number of Common Shares upon conversion of the interest on such loan as is determined based on the market price of the Common Shares on the TSX at time of the conversion (ii) 839,799 Common Shares (the "Transfer Fee Shares") at the Issue Price in satisfaction of the transfer fee of $1.75 million that will be payable by the Company to Orion in connection with the Asset Exchange (as defined below), and (iii) 5,500,000 Common Share purchase warrants (the "Orion Warrants") to Orion, with each Orion Warrant exercisable for one Common Share at price equal to 125% of the Issue Price for a period of three years from the date of issue (subject to acceleration under certain circumstances). Orion may also subscribe for Common Shares in the Additional Private Placement (as defined below) at the Issue Price for up to that number of Common Shares such that when added with its current holdings of Common Shares and the Transfer Fee Shares it will own 9.9% of the issued and outstanding Common Shares following the completion by the Company of the transactions with NGM, Waterton, Orion and the private placement (the "Orion Private Placement Shares", and together with the Orion Conversion Shares, the Transfer Fee Shares and the Orion Warrants, the "Orion Issuances"). Pursuant to the rules of the TSX, the Orion Conversion Shares and the Common Shares issuable upon exercise by Orion of the Orion Warrants will be deemed to have been issued at a discount to market price and are regarded as being part of the number of Common Shares being issued pursuant to the transactions with NGM, Waterton and the private placement. The Corporation also expects to accept additional unsecured convertible loans from one or more additional potential convertible debt investors in a principal amount of up to an additional $10 million (the "Additional Convertible Loans" and together with the Orion Convertible Loans, the "Convertible Loans") on the same terms as the Orion Convertible Loan.

As disclosed in its news release dated September 7, 2021, the Company has entered into a definitive membership interest purchase agreement to acquire the Ruby Hill mine from Waterton in consideration of (1) US$75 million in cash payable on closing, (2) Common Shares (the "Ruby Hill Payment Shares") equal to $8,000,000 divided by the US dollar equivalent of the 10-day volume weighted average trading price as of the date that is three business days immediately prior to the closing date of the acquisition based on the USD/CAD exchange rate on such date (the "Ruby Hill Issuance") and, (3) milestone payment rights pursuant to which Waterton will be entitled to receive up to an additional $67,000,000 upon the occurrence of certain milestones in accordance with the milestone payment rights agreement to be entered into on closing of the acquisition. The Company may, prior to closing of the acquisition, elect to pay up to $8,000,000 in cash in lieu of all or any portion of the Ruby Hill Payment Shares, in which event the number of Ruby Hill Payment Shares issuable would be reduced accordingly. If the issuance of the Ruby Hill Payment Shares, after giving effect to any election by the Company to pay any portion thereof in cash, would result in Waterton holding more than 9.99% of the then issued and outstanding Common Shares calculated on a partially diluted basis, the number of the Ruby Hill Payment Shares to be issued will be reduced and the Company will pay cash in lieu of such portion of the Ruby Hill Payment Shares.

As previously announced, the Company has entered into a definitive exchange agreement to acquire the Lone Tree and Buffalo Mountain gold deposits from NGM, including certain processing infrastructure, via an asset exchange in consideration of (1) the Company's 40% ownership in the South Arturo property; (2) assignment of the Company's option to acquire the adjacent Rodeo Creek exploration property; (3) contingent consideration of up to $50 million based on production from the Lone Tree property; and (4) arrangement of substitute bonding (and release of NGM bonds) in respect of the Lone Tree and Buffalo Mountain reclamation obligations at closing (collectively, the "Asset Exchange").

Concurrent with or as soon as practicable following the closing of the Asset Exchange, NGM has agreed to subscribe for Common Shares at the Issue Price in an amount equal to the lesser of $50 million and the amount that would result in NGM holding 9.9% of the issued and outstanding Common Shares on a non-diluted basis, after giving effect to the Additional Private Placement Issuance (defined below) (including any participation by other subscribers, including any potential subscription by Equinox Gold Corp. ("Equinox") upon exercise of its anti-dilution rights, and any shares issued to Waterton on or prior to the private placement) (the "NGM Issuance").

The NGM Issuance is part of a larger non-brokered private placement offering (the "Additional Private Placement Issuance") by the Company of up to $90 million of Common Shares at the Issue Price, not including any shares that may be issued to Equinox upon the exercise of its anti-dilution right (the "Anti-Dilution Right") pursuant to the support agreement between the Company and Equinox dated April 7, 2021 (the "Support Agreement"). Equinox currently holds 56,041,282 Common Shares and 2,318,596 warrants to purchase Common Shares representing 29.03% of the issued and outstanding Common Shares on a partially-diluted basis (calculated in accordance with the Support Agreement).

The Ani-Dilution Right provides Equinox the right to maintain its pro rata ownership of Common Shares in connection with the Ruby Hill Issuance, the NGM Issuance, the Additional Private Placement Issuance and the Orion Issuances. Equinox may elect to maintain its pro-rata ownership of Common Shares by:

(i)	subscribing for and purchasing from treasury an agreed-upon number of Common Shares (the "Anti-Dilution Shares") on a pro-rata basis at a price per Anti-Dilution Share equal to the implied price per Common Share issued in connection with the equity private placement transactions giving rise to such Anti-Dilution Right (the "Equinox Share Issuance");

(ii)	providing the Corporation a convertible loan (the "Anti-Dilution Convertible Loan") on the same terms as the Convertible Loans on a pro-rata basis (the "Equinox Convertible Loan Issuance"); and/or

(iii)	to extent the issuance of the Orion Warrants trigger the rights Anti-Dilution Rights under the Support Agreement, subscribing for warrants (the "Anti-Dilution Warrants" and together with the Anti-Dilution Shares and Anti-Dilution Convertible Loan, the "Anti-Dilution Securities") of the Corporation on a pro-rata basis (the "Equinox Warrant Issuance" and together with the Equinox Share Issuance and the Equinox Convertible Loan Issuance, the "Equinox Issuance")

in each case subject to the requirements of the TSX and the provisions of the Support Agreement.

Equinox has advised the Company that it intends to exercise its Anti-Dilution Right for up to $10 million, but has not determined the type or mix of the Equinox Issuance. If Equinox were to exercise the Anti-Dilution Right exclusively to provide an Anti-Dilution Convertible Loan, Equinox would be entitled to maintain its pro-rata ownership of Common Shares in respect of the Convertible Loans by providing an Anti-Dilution Convertible Loan in a principal amount of up to approximately $24.5 million alongside the $60 million of Convertible Loans. If the full principal amount of the Anti-Dilution Convertible Loan is converted at the Conversion Price, the Anti-Dilution Convertible Loan would result in the issuance of 9,420,547 Common Shares. If Equinox were to exercise the Anti-Dilution Right exclusively to acquire Anti-Dilution Shares, Equinox would be entitled to purchase up to 12,506,375 Anti-Dilution Shares at the Issue Price for gross proceeds to the Company of approximately US$26 million without the need for disinterested shareholder approval in respect of insider participation under the rules of the TSX. Assuming the issuance of the Orion Warrants trigger the Anti-Dilution Right, if Equinox were to exercise the Anti-Dilution Right to acquire Anti-Dilution Warrants, it would be entitled to acquire up to 2,249,753 Anti-Dilution Warrants. The Company does not expect the ultimate scope of Equinox's exercise of its Anti-Dilution Rights to require disinterested shareholder approval, however Equinox has not provided a binding commitment the Company in respect thereof. Equinox is not under a binding commitment to purchase any Anti-Dilution Securities, or provide an Anti-Dilution Convertible Loan as at the date hereof.

The Equinox Issuance, together with the Ruby Hill Issuance, the NGM Issuance, the Additional Private Placement Issuance, the Orion Conversion Shares, the Transfer Fee Shares and the Orion Warrants, are referred to as the "Other Issuances".

The Company confirms today that it will be seeking shareholder approval of the Orion Issuances, Additional Convertible Loans and the Equinox Issuance pursuant to the requirements of Section 607(g) of the TSX Company Manual. Shareholder approval of the Orion Issuances, Additional Convertible Loans and the Equinox Issuance is required pursuant to the rules of the TSX because the Orion Issuances, Additional Convertible Loans and the Equinox Issuance, when combined with the other portion of the Other Issuances, will result in the issuance of an aggregate number of listed securities greater than 25% of the number of securities of the Company which were outstanding, on a non-diluted basis, at the time the transactions were agreed to. As noted above, rules of the TSX deem these securities to have been issued at a discount to the then-current market price. The Company is relying on an exemption from the requirement to hold a shareholder meeting available under Section 604(d) of the TSX Company Manual, and is seeking to obtain the approval of the Orion Issuances and Equinox Issuances by written consent by more than 50% of the shareholders of the Company.

As previously announced, the closing of each of the transactions with NGM, Waterton, Orion and the private placement are subject to the satisfaction of a number of conditions precedent, including regulatory approvals and, in the case of the Convertible Loans, completion of due diligence and the negotiation and execution of mutually satisfactory definitive documentation with Orion.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws, unless an exemption from such registration is available.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused mining company with a goal of achieving mid-tier gold producer status. i-80 is well financed with more than $70.1 million (as at June 30, 2021) in cash and has recently signed financing agreements with NGM and non-binding term sheet with Orion to provide access to as much as $240 million.

For further information, please contact:

Ewan Downie - CEO

Matt Gili - President & COO

Matthew Gollat - EVP Business & Corporate Development

1.866.525.6450

info@i80gold.com

www.i80gold.com

Cautionary Note Regarding Forward-Looking Information

Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, completion of the Asset Exchange, completion of the Ruby Hill acquisition, completion of the equity private placement with NGM, Orion, Equinox and/or other subscribers, and completion of the convertible loan financing transaction with Orion and others and the exercise of the Anti-Dilution Right by Equinox. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: failure to satisfy of the relevant conditions to the completion of the transactions described herein, failure to obtain the relevant regulatory approvals, material adverse changes, exercise of termination rights by any relevant party, unexpected changes in laws, failure to complete the Orion financing transaction on satisfactory terms, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration, refurbishment, development or mining programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.